FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/032/2007/MAN/cg

BY COURI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

February 23, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

PRESS RELEASE

Transfer of Shareholding in Mestni Plinovodi d.o.o.

COMO, 23 February 2007 – Today, within the period of time set by the parties and announced to the market on 10 January 2007, the transfer of AEM's 41.109% holding in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.
Today's closing represents the last step in the operation delineated in the framework agreement made on 25 July 2006 between the Municipality of Como, ACSM and AEM, and approved by the shareholders of ACSM on 5 August 2006.

AEM S.p.A. Press Office - Biagio Longo Tel. +39 027720.4582/3487775161
Investor Relations AEM S.p.A. tel. (39) 027720.3879 ir@aem.it
www.aem.it

END